UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Foster Wheeler AG

(Name of Subject Company)

Foster Wheeler AG

(Name of Person Filing Statement)

Registered Shares, par value CHF 3 per share

(Title of Class of Securities)

H27178104

(CUSIP Number for Registered Shares)

Michelle K. Davies

Executive Vice President, General Counsel and Corporate Secretary
Foster Wheeler AG
Shinfield Park

Reading Berkshire RG2 9FW

United Kingdom

 +44 118 913 1234

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:

Doug Smith, Esq.	Matthew F. Herman, Esq.
Freshfields Bruckhaus Deringer LLP	Freshfields Bruckhaus Deringer US LLP
65 Fleet Street	601 Lexington Avenue, 31st floor
London EC4Y 1HT	New York, NY 10022
United Kingdom	United States
+44 20 7936 4000	+1 (212) 277 4037

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 2.	Identity and Background of Filing Person	2

Item 8.	Additional Information	2

This Amendment No. 2 to Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2014, as amended and supplemented by Amendment No. 1 to Schedule 14D-9 filed October 23, 2014 (as amended and supplemented, the “Schedule 14D-9”), by Foster Wheeler AG, a corporation incorporated under the laws of Switzerland and registered in the commercial register of the Canton of Zug, Switzerland with registered number CHE-114.603.783 (the “Company” or “Foster Wheeler”), relating to the exchange offer (the “Offer”) by AMEC International Investments BV (“AMEC Investments”), a company organized under the laws of the Netherlands and a direct wholly-owned subsidiary of AMEC plc, a public limited company incorporated and registered in England and Wales (“AMEC”), to acquire all of the issued and to be issued registered shares of the Company, par value CHF 3.00 per share (“Foster Wheeler Shares”), in exchange for consideration per Foster Wheeler Share (the aggregate of such consideration per Foster Wheeler Share being the “Offer Consideration”) consisting of a combination of $16.00 in cash and 0.8998 AMEC securities (“AMEC securities”), which at the election of the Company shareholders will be in the form of either ordinary shares, nominal value £0.50 per share (“AMEC Shares”), or American depositary shares each representing one AMEC Share (“AMEC ADSs”) in accordance with the Implementation Agreement dated 13 February 2014, by and between AMEC and the Company (as amended by the letter agreement dated 28 March 2014, the Deed of Amendment dated 28 May 2014 and the Deed of Amendment dated 2 October 2014, the “Implementation Agreement”).

All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.           Identity and Background of Filing Person

The sixth paragraph of “Item 2. Identity and Background of Filing Person — Exchange Offer” is hereby amended and restated as follows:

“AMEC Investments commenced the Offer on October 7, 2014, and the Offer was initially scheduled to expire at 11:59 pm, New York City time, on November 4, 2014.  On November 4, 2014, AMEC Investments extended the expiration of the Offer until 11:59 p.m., New York City time, on November 12, 2014.”

Item 8.           Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

By restating the third paragraph of “Item 8. Additional Information — Where You Can Find More Information”:

“The Company incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act:

•  the 2013 Annual Report;

•  the Company’s Proxy Statement on Schedule 14A filed on April 1, 2014;

•  the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014;

•  the Company’s Proxy Statement on Schedule 14A filed on June 12, 2014; and

•  the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2014.”

By inserting the following subsection at the end of such Item 8:

“Extension of the Offer

On November 4, 2014, AMEC Investments extended the expiration of the Offer until 11:59 p.m., New York City time, on November 12, 2014. The Offer had been previously scheduled to expire at 11:59 pm, New York City time, on November 4, 2013.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOSTER WHEELER AG

Date: November 4, 2014
	By:	/s/ MICHELLE K. DAVIES

	Name:	Michelle K. Davies
	Title:	Executive Vice President, General Counsel and Corporate Secretary